FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.Proxy document related to the Extraordinary Shareholders Meeting that will be held on July 15, 2004

Item 1.

Proxy document related to the Extraordinary Shareholders Meeting that will be held on July 15, 2004

Time Sensitive Materials

Depositary's Notice of
Extraordinary Shareholders' Meeting
of Compania de Telecomunicaciones de Chile S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	204449300.
ADS Record Date:	June 10, 2004.
Meeting Specifics:

Extraordinary Shareholders' Meeting - July 15, 2004 at

12:00 P.M. (local time) in the "Claudio Garcia

Swears"Auditorium of Telefonica CTC Chile's Corporate

Headquarters, located at Avda. Providencia 111,

Santiago, Chile.

Meeting Agenda:	Please refer to the Issuer's Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on July 13, 2004.
Deposited Securities:	Shares of Series A Common Stock, without par value, of Compania de Telecomunicaciones de Chile S.A., a limited liability public company organized under the laws of Chile (the "Issuer").
ADS Ratio:	4 Shares of Series A Common Stock to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Santiago.
Deposit Agreement:	Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, among the Issuer, the Depositary, and all Owners and holders from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on July 13, 2004.

The Issuer has announced that an Extraordinary Shareholders' Meeting (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Issuer which includes the agenda for such Meeting is enclosed.

As set forth in Section 4.07 of the Deposit Agreement, Owners (as defined in the Deposit Agreement) of record of ADSs as of the close of business on the ADS Record Date (June 10, 2004) will be entitled, subject to applicable provisions of Chilean law and the By-laws of the Issuer, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Owners' ADSs.

Owners of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Please note that in accordance with and subject to the terms of Section 3.05 of the Deposit Agreement, Owners of ADSs are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Owners ofADSs shall, as a matter of Chilean law, be obligated and by holding ADSs shall be deemed, to agree to comply with the requirements ofArticle 12 and 54 and Title XV ofLaw 18,045 of Chile.

Please also note that to the extent the Depositary is provided with Voting Instruction from any holders of ADRs, Chilean law requires the Depositary to attend the Meeting for quorum purposes only on behalf of all holders of ADRs, whether or not they have given Voting Instructions to the Depositary.

Upon timely receipt of signed and completed Voting Instructions from an Owner of ADSs, the Depositary shall endeavor insofar, as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The information contained herein and in the Issuer's Notes to Voting Instructions and/or the Issuer's Notice of Meeting attached hereto with respect to the Meeting has been provided by the Issuer. Citibank, N.A. is forwarding this information without any amendment to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Owners and holders of ADSs, the Issuer and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Please mark your vote as in this example

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions.

	FOR	AGAINST	ABSTAIN
1
2
3

SIGNATURE(S)_______________________________Date_________________________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on July 13, 2004 for action to be taken

2004 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

Compañía de Telecomunicaciones de Chile .A. (the "Issuer")

CUSIP No.: 204449300.

ADS Record Date: June 10, 2004.

Meeting Specifics: Extraordinary Shareholders' Meeting - July 15, 2004 at 12:00 P.M. (local time) in the "Claudio Garcia Swears"Auditorium of Telefonica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago, Chile.

Meeting Agenda: Please refer to the Issuer's Notice of Meeting enclosed herewith.

Depositary: Citibank, N.A.

Deposit Agreement: Second Amended and Restated Deposit Agreement, dated as of June 1, 1998.

Deposited Securities: Shares of Series A Common Stock, without par value, of the Issuer.

Custodian: Citibank N.A. - Santiago.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that in accordance with and subject to the terms of Section 3.05 of the Deposit Agreement, Owners of ADSs are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Owners ofADSs shall, as a matter of Chilean law, be obligated and by holding ADSs shall be deemed, to agree to comply with the requirements ofArticle 12 and 54 and Title XV ofLaw 18,045 of Chile.

Please also note that to the extent the Depositary is provided with Voting Instruction from any holders of ADRs, Chilean law requires the Depositary to attend the Meeting for quorum purposes only on behalf of all holders ofADRs, whether or not they have given Voting Instructions to the Depositary.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Issuer that the undersigned is duly authorized to give the voting instructions contained therein.

DETACH HERE

US$ 800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer